SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

DIVIDEND AND INCOME FUND
(Name of Issuer)

Shares of Beneficial Interest
(Title of Class of Securities)

25538A204
(CUSIP Number)

Russell L. Kamerman, Esq.
Bexil Securities LLC
11 Hanover Square
New York, NY 10005
212-785-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2018
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25538A204	Page 1 of 9 Pages

1	Names of Reporting Persons Bexil Securities LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	646,969 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	646,969 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		646,969 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		5.2%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A204	Page 2 of 9 Pages

1	Names of Reporting Persons Bexil Advisers LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	435,000 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	435,000 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		435,000 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		3.5%
14	Type of Reporting Person (See Instructions)		IA

CUSIP No. 25538A204	Page 3 of 9 Pages

1	Names of Reporting Persons Bexil Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,081,969 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,081,969 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,081,969 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		8.8%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 4 of 9 Pages

1	Names of Reporting Persons Midas Securities Group, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,081,969 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,081,969 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,081,969 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		8.8%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A204	Page 5 of 9 Pages

1	Names of Reporting Persons Winmill & Co. Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,081,969 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,081,969 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,081,969 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		8.8%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 6 of 9 Pages

1	Names of Reporting Persons Winmill Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		New Hampshire
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,081,969 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,081,969 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,081,969 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		8.8%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 7 of 9 Pages

1	Names of Reporting Persons Mark C. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,081,969 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,081,969 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,081,969 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		8.8%
14	Type of Reporting Person (See Instructions)		IN

CUSIP No. 25538A204	Page 8 of 9 Pages

1	Names of Reporting Persons Thomas B. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	16,029 Shares
	8	Shared Voting Power	1,081,969 Shares
	9	Sole Dispositive Power	16,029 Shares
	10	Shared Dispositive Power	1,081,969 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,097,998 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		8.9%
14	Type of Reporting Person (See Instructions)		IN

CUSIP No. 25538A204	Page 9 of 9 Pages

1	Names of Reporting Persons William M. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	1,589 Shares
	8	Shared Voting Power	1,081,969 Shares
	9	Sole Dispositive Power	1,589 Shares
	10	Shared Dispositive Power	1,081,969 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,083,558 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		8.8%
14	Type of Reporting Person (See Instructions)		IN

Item 1. Security and Issuer.

    This Schedule 13D relates to the shares of Shares of Beneficial Interest ("Shares") of Dividend and Income Fund (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background.

(a)– (c) This Schedule 13D is being filed by the following (collectively, the "Reporting Persons"):

Bexil Securities LLC ("BSL")
Maryland limited liability company
Broker/dealer
11 Hanover Square, New York, NY 10005

Bexil Advisers LLC ("BAL")
Maryland limited liability company
Investment adviser
11 Hanover Square, New York, NY 10005

Bexil Corporation ("BXLC")
Maryland corporation
Holding company
11 Hanover Square, New York, NY 10005

Midas Securities Group, Inc. ("MSG")
Delaware corporation
Broker/dealer
11 Hanover Square, New York, NY 10005

Winmill & Co. Incorporated ("WCI")
Delaware corporation
Holding company
11 Hanover Square, New York, NY 10005

Winmill Family Trust (the "Trust"),
New Hampshire trust
Holding company
PO Box 1198, Walpole, NH 03608

Mark C. Winmill
11 Hanover Square, New York, NY 10005

Thomas B. Winmill
PO Box 4, Walpole, NH 03608

William M. Winmill
11 Hanover Square, New York, NY 10005

Additional information regarding the Reporting Persons filing this Schedule 13D is attached hereto as Exhibit A.

(d)    None.

(e)    None.

(f)     Mark C. Winmill, Thomas B. Winmill, and William M. Winmill are citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

    BSL used working capital to acquire Shares. BSL distributed and transferred Shares to BXLC. BXLC contributed Shares to BAL as an in-kind capital contribution. Thomas B. Winmill and William M. Winmill each used personal funds to acquire his respective directly owned Shares. BXLC, MSG, WCI, the Trust, Thomas B. Winmill, Mark C. Winmill, and William M. Winmill may be deemed to have indirect beneficial ownership of Shares held by BSL and BAL, which each of them disclaim.

Item 4. Purpose of Transaction.

    The Reporting Persons acquired the Shares for investment purposes. The purpose of this amendment is to disclose a distribution and transfer of 435,000 Shares from BSL to BXLC. BXLC then contributed such Shares to BAL as an in-kind capital contribution. This amendment also adds William M. Winmill as a Reporting Person, who may be deemed to have indirect beneficial ownership of Shares held by BSL and BAL, which he disclaims. Further information is attached in Exhibit A.

    Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

 Item 5. Interest in Securities of the Issuer.

(a)
As of October 31, 2018, the Reporting Persons believe there are 12,356,684 shares of Shares of Beneficial Interest outstanding. As of such date, BSL may be deemed to be the beneficial owner of 646,969 Shares which constitute approximately 5.2% of the outstanding Shares. As of such date, BAL may be deemed to be the beneficial owner of 435,000 Shares which constitute approximately 3.5% of the outstanding Shares. As of such date, BXLC, MSG, WCI, the Trust, and Mark C. Winmill may be deemed to be the beneficial owners of 1,081,969 Shares which constitute approximately 8.8% of the outstanding Shares; Thomas B. Winmill may be deemed to be the beneficial owner of 1,097,998 Shares which constitute approximately 8.9% of the outstanding Shares; and William M. Winmill may be deemed to be the beneficial owner of 1,083,558 Shares which constitute approximately 8.8% of the outstanding Shares. BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, and William M. Winmill disclaim beneficial ownership of the Shares held by Thomas B. Winmill. BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill disclaim beneficial ownership of the Shares held by William M. Winmill. BXLC, MSG, WCI, the Trust, Thomas B. Winmill, Mark C. Winmill, and William M. Winmill disclaim beneficial ownership of the Shares held by BSL and BAL. BSL disclaims beneficial ownership of the Shares held by BAL. BAL disclaims beneficial ownership of the Shares held by BSL.

(b)	Power to vote and to dispose of the Shares resides with the Reporting Persons as and to the extent described in the separate reporting page for each Reporting Person.

(c)	During the last sixty days, the following transactions were effected in the Shares by the Reporting Persons:

Reporting Person	Date	Transaction	Number of Shares	Price per Share	Where and How Transaction Effected
William M. Winmill	10/17/18	Buy	489	$11.3941	New York Stock Exchange
BSL	11/01/18	See Note 1	435,000	$10.80	See Note 1
BXLC	11/01/18	See Note 1	435,000	$10.80	See Note 1
BAL	11/01/18	See Note 2	435,000	$10.80	See Note 2

1. Represents a distribution and transfer of Shares from BSL to BXLC. 2. Represents an in-kind contribution of Shares from BXLC to BAL.
(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

   BXLC is the sole member of BSL and BAL, the investment manager of the Issuer. BXLC is a holding company. MSG owns approximately 25% of the outstanding shares of BXLC. MSG, a registered broker/dealer, is a wholly owned subsidiary of WCI. WCI is also a holding company. The Trust owns all of the voting stock of WCI. Thomas B. Winmill and Mark C. Winmill are individual trustees of the Trust with sole authority to vote the voting stock of WCI on behalf of the Trust.

   BAL is the investment manager of the Issuer.  Pursuant to an investment management agreement effective September 19, 2012 ("IMA"), BAL receives a fee payable monthly for investment advisory services at an annual rate of 0.95% of the Issuer's managed assets. "Managed assets" means the average weekly value of the Issuer's total assets minus the sum of the Issuer's liabilities, which liabilities exclude debt relating to leverage, short term debt, and the aggregate liquidation preference of any outstanding preferred stock.

   Additionally, pursuant to the IMA, the Issuer reimburses BAL for providing at cost certain administrative services comprised of compliance and accounting services.

   Certain officers and directors of the Issuer are officers, directors, trustees, and managers of the Reporting Persons.

   Mark C. Winmill, a Reporting Person, may be deemed to be a controlling person of WCI and MSG. Each of Thomas B. Winmill, Mark C. Winmill, William M. Winmill, Russell Kamerman, Donald Klimoski II, and Thomas O'Malley are directors, managers, and/or officers of WCI, MSG, BXLC, BSL, BAL, and the Issuer. The Issuer has audit and nominating committees comprised of independent directors Roger A. Atkinson, Jon Tomasson, and Peter K. Werner. The function of the audit committee is to routinely review financial statements and other audit-related matters as they arise throughout the year. The nominating committee, among other things, nominates candidates to the Board of Directors. The Issuer has an executive committee comprised of Thomas B. Winmill.

Item 7. Materials to Be Filed as Exhibits

Exhibit A:	Certain information concerning the Reporting Persons.

Exhibit B:	Agreement to file SC 13D jointly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018
Bexil Securities LLC
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018
Bexil Advisers LLC
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018
Bexil Corporation
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018
Midas Securities Group, Inc.
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018
Winmill & Co. Incorporated
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018
Winmill Family Trust
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018

By: /s/Mark C. Winmill
Name: Mark C. Winmill

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018
By: /s/William M. Winmill
Name: William M. Winmill

EXHIBIT A

   The business address for all Reporting Persons (except the Winmill Family Trust (the "Trust") and Thomas B. Winmill) listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005. The Trust's business address is PO Box 1198, Walpole, NH 03608.  Thomas B. Winmill's business address is PO Box 4, Walpole, NH 03608.

   The managers of Bexil Securities LLC ("BSL") and Bexil Advisers LLC ("BAL") are Thomas B. Winmill and Thomas O'Malley. The directors of Bexil Corporation ("BXLC") are Philip Kadinsky-Cade, John C. Hitchcock, and Thomas B. Winmill. The directors of Midas Securities Group, Inc. ("MSG") are Thomas O'Malley and Thomas B. Winmill. The directors of Winmill & Co. Incorporated ("WCI") are Mark C. Winmill and Thomas B. Winmill. The directors of the Issuer are Roger A. Atkinson, Jon Tomasson, Peter K. Werner, and Thomas B. Winmill. The trustees of the Trust are Mark C. Winmill and Thomas B. Winmill.

BSL, BAL, BXLC, MSG, and WCI

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Philip Kadinsky-Cade	Director of BXLC. Independent trader since 2007. Previously, Mr. Kadinsky-Cade was a founder and Managing Member of Bluehaven Management Group, LLC and co-organizer/manager of Grey Owl Partners, LP.

John C. Hitchcock
Director of BXLC.  Managing Director & Vice President, Energy Intelligence
Group. Mr. Hitchcock is an officer of a company whose core lines include web-based newsletters, conferences and research. Direct reports have included general counsel, circulation and billing, compliance and sales and marketing. He previously held editorial and executive positions with Dow Jones & Co. and Institutional Investor Inc.

Thomas B. Winmill
He is President, Chief Executive Officer, Chief Legal Officer, and a Director or Trustee of the Issuer, Foxby Corp., and Midas Series Trust ("MST") (collectively, the "Funds"), BAL and Midas Management Corporation (registered investment advisers, collectively, the "Advisers"), BSL and MSG (registered broker-dealers, collectively, the "Broker Dealers"), BXLC, and WCI. He is also a Director of Global Self Storage, Inc. ("SELF").

Mark C. Winmill
President, Chief Executive Officer, and a Director of SELF and Tuxis Corporation ("TUXS"). Executive Vice President and a Director of WCI. Vice President of the Funds and Midas Management Corporation.  He is a principal of the Broker Dealers.

William M. Winmill	Vice President and Portfolio Manager of Issuer. Vice President or Assistant Vice President of the Funds, the Advisers, BXLC, WCI, SELF, and TUXS.

Thomas O'Malley	Chief Accounting Officer, Chief Financial Officer, Vice President, and Treasurer of the Funds, the Advisers, the Broker-Dealers, BXLC, WCI, SELF, and TUXS.

Donald Klimoski II
Assistant Secretary, Assistant General Counsel, and Assistant Chief Compliance Officer of the Funds, the Advisers, the Broker-Dealers, and BXLC. Chief Compliance Officer, Secretary, and General Counsel of SELF, WCI, and TUXS.

Heidi Keating	Vice President of the Funds, the Advisers, the Broker Dealers, BXLC, WCI, SELF, and TUXS.

Russell L. Kamerman
Chief Compliance Officer, General Counsel, and Secretary of the Funds, the Advisers, the Broker-Dealers, and BXLC. He is Assistant Chief Compliance Officer, Assistant General Counsel, and Assistant Secretary of SELF, TUXS, and WCI.

Trust

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Thomas B. Winmill	Trustee. See biographical information above.

Mark C. Winmill	Trustee. See biographical information above.

   To the best of the Reporting Persons' knowledge and information, during the past five years,  none of the individuals named above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the individuals named above were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   To the best of the Reporting Persons' knowledge and information, each individual named above is a citizen of the United States.

   The following table presents certain information regarding the direct and/or indirect beneficial ownership of the Issuer's shares as of November 2, 2018 by each foregoing officer and/or director of the Issuer, provided, however: BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, and William M. Winmill disclaim beneficial ownership of the Shares held by Thomas B. Winmill; BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill disclaim beneficial ownership of the Shares held by William M. Winmill; BXLC, MSG, WCI, the Trust, Thomas B. Winmill, Mark C. Winmill, and William M. Winmill disclaim beneficial ownership of the Shares held by BSL and BAL; BSL disclaims beneficial ownership of the Shares held by BAL; and, BAL disclaims beneficial ownership of the Shares held by BSL.

Name of Officer or Director	Number of Shares
Thomas B. Winmill	1,097,998
Mark C. Winmill	1,081,969
William M. Winmill	1,083,558
Thomas O'Malley	0
Donald Klimoski II	0
Heidi Keating	0
Russell Kamerman	0

 EXHIBIT B

AGREEMENT

AGREEMENT dated as of November 2, 2018 among Bexil Securities LLC, a Maryland limited liability company ("BSL"), Bexil Advisers LLC, a Maryland limited liability company ("BAL"), Bexil Corporation ("BXLC"), a Maryland corporation, Midas Securities Group, Inc., a Delaware corporation ("MSG"), Winmill & Co. Incorporated, a Delaware corporation ("WCI"), the Winmill Family Trust, a New Hampshire trust (the "Trust"), Mark C. Winmill, Thomas B. Winmill, and William M. Winmill.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.
The Schedule 13D and all amendments thereto with respect to Dividend and Income Fund to which this is attached as Exhibit B are filed on behalf of BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, Thomas B. Winmill, and William M. Winmill.

2.
Each of BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, Thomas B. Winmill, and William M. Winmill is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing, unless such person knows or has reason to believe that such information is accurate.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

SIGNATURE

Bexil Securities LLC
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

Bexil Advisers LLC
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel
Bexil Corporation
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

Midas Securities Group, Inc.
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

Winmill & Co. Incorporated
By: /s/Donald Klimoski II
Name: Donald Klimoski II
Title: General Counsel

Winmill Family Trust
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill

By: /s/Thomas B. Winmill
Name: Thomas B. Winmill

By: /s/William M. Winmill
Name: William M. Winmill